Filed by AT&T Wireless Services, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                             Subject Company: TeleCorp PCS, Inc.
                                                   Commission File No. 000-31941



THE FOLLOWING IS A TRANSCRIPT OF A RECORDING OF AT&T WIRELESS'S EARNINGS CONFERENCE CALL:



                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                          Page 1






                             AT&T WIRELESS EARNINGS
                                 CONFERENCE CALL
                                October 23, 2001
                                 10:00 a.m. CDT



Moderator         Good Morning, ladies and gentlemen.  Welcome to the AT&T
                  Wireless Earnings Conference Call.

                  At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session.

                  As a reminder, this conference is being recorded.

                  I would now like to turn the call over to Ms. Holly Ash. Ms. Ash, you may begin.

H. Ash Thank you, and good morning. This is Holly Ash, Vice President of Investor Relations at AT&T Wireless Services, and I'd like to welcome you to our Third Quarter 2001 Earnings Call.

                  Joining me this morning are: John Zeglis, Chairman and CEO; Mohan Gyani, President; and Joe McCabe, CFO and Executive Vice President.

                  John and Mohan will kick things off in a minute by reviewing our performance for the quarter and discussing the operations of our core mobility business. Joe will then offer additional remarks on our financial performance, along with the outlook.

                  Following our executive presentations we will open the call to questions and be joined by: Michael Keith, President of AT & T Fixed Wireless; Lou Schakrin, Executive Vice President Corporate Strategy and Planning; and Greg Slemmins, Executive Vice President Wireless Network Services.

                  I'd like to point out this morning that this morning's call is being Web cast on the AT&T Wireless Investor Relations Web site, which is accessible at att.com/wirelessir. The call will also be

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                          Page 2



                  archived on that site and available for replay shortly after we conclude.

                  I trust you've had an opportunity to review this morning's release and our accompanying earnings commentary, which provide detailed financial information on AT&T Wireless' third quarter results. These documents are also available on the wireless Web site, which, again, is att.com/wirelessir.

                  Before I turn things over to John I'd like to caution all participants that this morning's call may contain forward-looking statements reflecting management's beliefs and assumptions concerning future events based on currently available information. Listeners are cautioned not to put under reliance on forward-looking statements as they are not a guarantee of future performance and remain subject to a number of uncertainties and other factors that could cause actual results to differ materially from forecasts.

                  A more detailed description of these uncertainties and risk factors is detailed in our filings with the Securities and Exchange Commission, which I encourage you to review.

                  With that, let me now turn it over to John Zeglis.

J. Zeglis         Thanks, Holly.

                  Good Morning, everyone.  Thank you all for dialing in.

                  Today, we at AT&T Wireless, are reporting yet another solid quarter of results. We're going to speak to you in an order and with assigned subjects that you've become accustomed to hearing from us. We have a little more than usual to talk about this morning in our prepared remarks, so if those take a little longer, please bear with us. We'll tack on extra question time to make up for the longer presentations.

                  As we swing into the discussion, I'd like to give you three comments up front. The first is that though we are reporting our very first quarter of results as a fully independent company, we've operated as an autonomous unit since we were announced as a tracker some 22 months ago. Therefore, what you're seeing is a continuation of the planning and execution and accelerated growth that this team has accomplished over the last 7 quarters.

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                          Page 3



                  The second opening comment is that the somewhat slower growth of the wireless sector in 2001, which was predicted at the end of 2000, and the soft economy, and September 11, and its uncertain aftermath, have all made our guidance darn hard to meet. Still, we've done it quarter after quarter without sacrificing our goal of balance to growth, growth that centers on valuable customers and accelerating EBITDA production, growth that forbids us from chasing bad customers at prices that will never generate value. The fourth quarter will be the most challenging of all for us to grow with these principles, but we're not backing away from our guidance. Nor, despite the economy's softness are we re-thinking our capital spending plans in a major way.

                  We believe long-term wireless growth in this country is virtually assured. Speed bumps and soft patches are just that, and are not reasons for major slowdown in our capital spending. We build to meet our demand forecasts, short- and long-term, and we're confident that the paying traffic will be there to return handsome yields on the cap-ex that we continue to invest.

                  The third opening comment is about September 11th. To all the AT&T Wireless investors out there, I want you to know that the people of your company performed like champions during this crisis, restoring services, rushing thousands of phones to the front lines, and caring for a lot of traumatized customers. This cost us some money, both in unanticipated expense and the minutes we erased for all of our customers in the New York Tri-State area, in DC, and in Pittsburgh on September 11.

                  All in, the financial impact was not huge, just into double-digit millions so far. But whatever the consequences, our response was the right thing to do, and we'll make it up elsewhere for the year.

                  Now, let's go to the numbers. Our consolidated results for the total company show $3.5 billion of total revenue, a 25% increase over the third quarter last year; $77 million in net income; an EPS of positive $0.03 per share; and $1.2 billion in total capital spending for the quarter. As always, our results are more meaningfully discussed in the context of individual units, so let's begin with our core business mobility.

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                          Page 4



                  First, the customers: We had 748,000 net additions to our subscriber base in the third quarter. This puts us at the high end of our guidance, and brings our total consolidated customer base to $17.1 million. We made the quarter, moreover, with a very modest number of pre-paid customers in the mix. Our pre-paid customers, as a percent of our total base, actually declined. Affiliates and partners of AT&T Wireless had 212,000 net adds during the quarter. That brings the total AT&T Wireless system to 960,000 net adds for the third quarter, and 19.7 million ending subscribers.

                  We are particularly pleased with our incremental yield per covered POP at AT&T Wireless. Our 748,000 net adds on a pre-TeleCorp footprint of 166 million POPs equates to a .45% incremental penetration rate. That's very good against most other third quarter results being reported.

                  We are not as pleased with our churn numbers. In fact, we're disappointed that total churn rose to 3.1% for the quarter. Post-paid churn remained flat with the second quarter at 2.6%; pre-paid churn moved up significantly accounting for 50 basis points of the total 3.1%. Mohan will have lots more to say on churn in just a few moments.

                  Over to revenue, total service revenue from mobility grew to $3.2 billion. That's over 700 million of new service revenue measured against the same period last year. It's a stronger than expected 29% increase over service revenue in the third quarter of 2000. Average revenue per unit came down just slightly by about 20% from last quarter, but basically held strong at 63.60. We believe this is evidence that we're able to deliver quality growth even as we penetrate the population more deeply. What you're seeing are the results of our more intense focus on certain higher value segments, plus our customer base, overall, continues to grow its usage, which reached a new high for AT&T Wireless this quarter--that's 389 minutes per subscriber per month.

                  EBITDA growth continues to show strength. Mobility EBITDA grew 54% over the third quarter last year. It grew to $803 million. Our EBITDA margin, expressed as a percentage of service revenue, was 24.8%. That's 400 basis points better than our margin back in the third quarter of last year. We'll have more on the cost drivers of this improvement when Mohan and Joe take their turns.

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                          Page 5



                  Before I hand to those guys though I'd like to give you a word on some of our strategic initiatives that made news, or at least made important progress during this past quarter. First, service quality: We invested a lot of capital again in the third quarter--$1.1 billion in our Mobility business. All of this is directed at our goal of continually improving network quality and the customer experience at AT&T Wireless. The ultimate measurements of success are, of course, the financial and operating metrics I just passed through, but once in a while we get third-party measures of our progress in the just released JD Powers survey of wireless customer satisfaction in nation's top markets. In the 20 markets we were measured, AT&T Wireless was top-rated in 13. Verizon was the next most successful with only 8 wins out of the 23 where they were evaluated. Sprint PCS won 2 markets. And when AT&T Wireless went head-to-head with Verizon, we won 11 times, Verizon 5. Beat them better than 2 to 1.

                  These studies surely have their weaknesses but we're pleased that our efforts toward better quality show up in this kind of customer feedback.

                  Next, TeleCorp: A couple weeks ago we announced the acquisition of the 77% TeleCorp we don't already own. We're paying for the TeleCorp equity with 9/10th's of an AT&T Wireless share for each TeleCorp common share, and we're assuming 2.1 billion of TeleCorp's net debts, and 221 million of its preferred stock. That was a transaction of about $4.7 billion when it was announced.

                  We don't want to rehearse all the details of the deal again this morning. We do want to reiterate that this was the strongest of all possible fits against our acquisition criteria. We are looking to enlarge our coverage in major markets. TeleCorp gives 16 of the top 100 cities, among its 32 million covered POPs. We look to purchase at favorable capital market multiples; we look for operating metrics that we know we can improve; we look for a fit inside the AT&T Wireless balance sheet that preserves our financial strength and doesn't threaten our full funding of operations.

                  We want to say also that we don't expect this to be a difficult transaction to close. We need TeleCorp share-owner approval, for which we already have irrevocable proxies for a majority of the

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                          Page 6



                  votes. We need FCC and DOJ approval to merge
                  TeleCorp's basically non-overlapping markets into the AT& T Wireless company. We expect to have all of this in hand and to close no later than mid-2002.

                  Finally, we want to assure you that we know how to implement major acquisitions like this one. We'll place some of our people inside TeleCorp even before the closing in order to work with TeleCorp people in Finance, IT, Marketing, Network Operations, and they'll be there for help with the integration right after closing. We'll operate TeleCorp, initially, as a stand-alone entity so as not to interrupt the company's momentum or lose local management's full accountability for results. We'll go for the low-hanging fruit early: brand, device procurement, GSM network build, redundant headquarters functions, and so forth; and we'll make a graceful transition to the full AT&T Wireless model after the tough work of harmonizing systems is concluded, probably a year or so after closing.

                  A third strategic initiative is our deployment of a global standard GSM GPRS UMTS voice and data network. As the year has worn on we have become increasingly confident that we will meet our yearend coverage goal of having built GSM, GPRS in market representing 40% of our footprint. We'll finish the other 60% of our existing footprint next year. We'll also do some of TeleCorp in 2002, but we don't know how much yet.

                  As to cost, we have essentially completed the Seattle GSM GPRS build out, and we can tell you that we hit our cost targets on the nose. We spent in Seattle almost precisely what we expected on a per POP basis to be Seattle's share of this year's, roughly, $1 billion budget to do the 40% build nationwide. We expect this per POP cost to hold for next year's 60% build as well.

                  Launches are on schedule. We launched Seattle on a limited basis on July. As of early this month, Seattle was joined by Portland, Phoenix, and Las Vegas--all four markets selling GSM to all segments in all channels. We expect to launch additional cites by yearend.

                  The Motorola TimePort is our starting out device in all these markets. The phone and the network have performed well for our early customers in Seattle: Good quality voice, GPRS data

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                          Page 7



                  transport in the 40-50 kilobits per second range. Over the next month we have a nice lineup of devices coming to market. The TimePort will be joined by two new Ericcson phone, including a Bluetooth model; by a Nokia phone; by the Seimens GSM TDMA gate phone; by a dual browser Ericcson phone; some data centric devices; and of course wireless modem cards for your laptops.

                  About Spectrum, I'm going to only say that none of the roll out, including the build-out in TeleCorp territory depends upon us getting more Spectrum. We, and our affiliates, can do GSM, GPRS in virtually all of the top-100 cities with what we already have.

                  And, finally, just a note on 3-G to remind you that our GSM build out is North American phenomena. As of the third quarter this year, Rogers AT & T, of which we own a third, completed its roll out of GSM GPRS in the top-25 Canadian markets, covering two-thirds of Canada's population. By yearend Rogers will have GSM coverage over its entire PDMA footprint, 83% of Canadian POPs with even more to be built in 2002.

                  Fourth, and finally, just last week we made a strategic decision about a non-strategic business, Fixed Wireless. We're going to exit this business completely. We estimate this will cost around 300 million of cash, starting right now. We also estimate this will entail a write-down of assets of approximately $1 billion, all for a total charge against earnings in the range of $1.3 billion, which will be booked during the fourth quarter.

                  We've made this decision very early in our life as an independent company, but we believe the decision is clearly correct, comes clearly at the right time, and all the more so when you recall the path we've traveled to this point, which you'll recollect began when we went public as a tracker in early-2000 and were assigned the AT & T Fixed Wireless assets and a broad scale coverage plan. But at the beginning of 2001, with the announcement that we'd be an independent company, we knew we wouldn't need to protect AT & T's long distance space with fixed wireless connection, and we also knew that we wouldn't have the AT & T balance sheet to fund the fixed wireless business.

                  So at that point what we had on our hands was a non-strategic opportunity to create additional value. That's why we set targets

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                          Page 8



                  for 2001 that were downsized from our days as a tracker but that would nonetheless show the business' scalability to about 100,000 customers, as well as its road to profitability. For the first two quarters of this year, we were on track toward those objectives, but in the third quarter the business went off track. It became clear we could not do both 100,000 customers and meet our EBITDA objectives.

                  We therefore went immediately to the fix, sell, or close drill. As to fixing, you need to start with where we're off track. Towers are taking too long to locate and costing more at this point than the plan calls for, our premise installation costs rose after a dispute with the supplier that had contracted to do that work for us, carrier costs early in a customer's life are high, number ports and back haul provisioning from the ILECs have not improved and that exacerbates our cost challenges. The short of it is this:
                  These challenges could probably be met given extra time, but the business would be a year delayed on its financial model and we don't have that kind of patience for a non-strategic business that requires as much cash as fixed does.

                  As to selling the business, we've been out looking, which we told you we'd be doing because we wanted funding help even if we carried on. We have found no takers for the service component of the business, the network, and the local markets. We found quite a bit of early interest in buying or funding the engineering operation of the business, the R & D component of the unit, if you will. This is an upside to the shutdown case. We might be able to monetize some of the innovation and intellectual property value of the business in this manner. But we want to be clear, AT&T Wireless will not carry on even this part of the business in year 2002.

                  That leaves exit as our choice, and we are moving quickly to shutdown the business. This will take a few months because we're dealing with people, local dial tones. We don't believe we can just abandon customers on 30-60 days notice. That's not right for the customers, that's not right for the AT & T brand. So, we'll work with all 47,000 fixed wireless customers to create a seamless return to ILEC service or where ever they want to go, and we'll remove the equipment we've placed on their premises.

                  For the bulk of our customers, we expect this to take at least through the end of the first quarter next year, and then some more

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                          Page 9



                  time for the stragglers. A lot depends on the level of ILEC cooperation. We're in the process of finalizing our plans now.

                  There's value we can reclaim from the fixed wireless assets for our Mobility business. We've already diverted to Mobility most of the PCS spectrum originally designated for fixed, but in Dallas and San Diego our fixed systems use 1900 PCS spectrum. We needed to retrieve that spectrum eventually for UMTS anyway; this makes its return straight forward and near-term.

                  We'll also continue to hold the WCS spectrum, which may be useful for high speed mobile data some day. And we'll have some additional towers that fixed erected that can now be examined for possible use in expending mobility capacity.

                  All in all, we believe this decision is as clear-cut as it is bittersweet. Our very talented people made a business out of an invention. The business provides a first mile connection that quite probably will some day be regarded again in the capital market as extremely valuable. But as an independent company, we have neither the strategic imperative nor the patient capital to continue funding fixed wireless.

                  That said, let's go back to the center of AT & T and over to Mohan for a discussion of our operating drivers.

M. Gyani          Thank you, John.  Good morning and thank you for joining us.

                  First, let me echo John's comments. We are very pleased to deliver strong results for the seventh consecutive quarter, since we launched as a tracking stock. This performance is no accident. The AT&T Wireless management team is focused and has set the bar high as we aim to provide the best customer experience and become the pre-eminent wireless carrier in North America. Let's get into the details of operations in the Mobility business. I'll begin with our customers.

                  We continue to deliver strong subscriber growth, and this quarter was no different with a net addition of 748,000 new subs for a total of 17.1 million as of the third quarter of 2001. This brings us closer to our yearend target, up around 20% growth, from the 2000 subscriber levels of about 15.16 million.

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 10


                  If you do the math, you're right to think we have a big number to hit for subscriber growth in the fourth quarter of this year. It will be challenging, especially in light of the slowed economy and its impact on consumer spending and business layoffs. However, when you consider that we brought on 865,000 subscribers in the fourth quarter of last and have since then added the Houston, Los Angeles, and Indianapolis, it is not unreasonable for us to shoot for 900,000-1,000,000 subscribers in the fourth quarter. This would get us to approximately 20% growth for the year.

                  I want to be very clear. We will not chase what we expect to be non-profitable customers just to hit this metric. At the end of the day, we're not managing the business to any one metric or any one quarter.

                  Now let me turn to a topic uppermost in my mind--churn. Third quarter churn came in at 3.1%, up sequentially from the prior quarter's 2.9%. Post-paid churn held steady at 2.6%, while the impact of pre-paid churn increased to 50 basis points. We are not satisfied with our churn, either post- or pre-paid, and we will not reduce our focus on this key driver and view the opportunity to get to industry-best levels as upside potential.

                  Clearly, we are hitting our overall metrics in growth and profitability but we're doing it the hard way by bringing on higher growth additions as opposed to keeping the customers we already have. Let me offer you some details by breaking churn into different key categories.

                  Post-paid churn can be broken into voluntary and involuntary. Our involuntary churn has picked up significantly in recent months, due in part to economic softening and the performance of a particular distribution channel. In fact, compared to all of the other components of our post-paid churn, our involuntary churn is now furthest from industry standards. We've taken immediate steps to bring this under control. The distribution channel in question has been shut down. Modifications have been made to both our credit scoring policies and models as well as to the up front customer buying experience.

                  Another impact on involuntary churn is from a service limit monitoring type of a program that we launched towards the end of 2000 called WUM, Wireless Usage Manager. WUM was designed

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 11

                  to make service available to customers who would have otherwise not been able to get service without deposits on our credit policies. As I said, we launched the program late in 2000. We closely monitored it, and then quickly shut it down earlier this year as the type of customer it was attracting did not satisfy us.

                  The effect of this program was an increase in involuntary churn. The good news is we are out of the business of attracting customers with a high propensity for bad debt and at risk to churn. This will help to control involuntary churn as we move forward.

                  With respect to voluntary post-paid churn, where we are much closer to industry benchmarks, we have introduced new tools and capabilities in the third quarter to our carrier and sales representatives. Very early indications are that these tools should yield a positive impact.

                  Let me move to pre-paid. We know pre-paid is one of the things driving churn, so I want to peel back another layer of the story and provide some more detail on our pre-paid churn. But first, let me reiterate that the economics behind pre-paid are very different, and we do expect much higher pre-paid churn that in post-paid.

                  For quite some time now we have been aggressively shutting down all of our old pre-paid programs in our existing markets and migrating to the enhanced pre-paid wireless program introduced late last year. As you know, any time we ask a customer to make a decision we negatively impact churn. The good news is that the migration is complete and all of our pre-paid customers in our existing markets, which do not include those we acquired last year, are on the new EPW platform. On the other hand, in markets we acquired last year, we continued to aggressively migrate all of the old pre-paid programs they had to our EPW platform.

                  The jury is still out on our pre-paid program. We continue to make modifications to improve its performance. We have recently adjusted price and duration of the cards and expanded distribution through places like Western Union.

                  Over all, we are managing risk by balancing the number of pre-paid customers as a percent of our base. To this end, pre-paid remains at the single digit level as a percent of the total base. In fact, due to the high churn this quarter, we experienced negative

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 12

                  pre-paid net adds for the quarter. It is still our belief that pre-paid can add incremental penetration while at the same time bringing on profitable customers and mitigating risk. The driving economics behind pre-paid remain fundamentally different from post-paid.

                  Let me end the focus on churn by setting some expectations. There is a higher than desired amount of involuntary churn embedded in our customer base at this time and it will take a quarter or two to work its way through. On the pre-paid side, we need to complete the migration in our acquired markets to our EPW platform. As we cross these hurdles, we do not see any systematic reason for our churn not to be at industry benchmark levels.

                  Next, let me move to revenue: Although ARPU decreased sequentially year over year, it was higher than we expected, which in turn helped drive higher than expected service revenue. A key driver of ARPU is .... Aided by targeted offers in the market place, our customers are continuing to recognize our wireless value proposition and are using this service more and more.

                  Another driver for our ARPU is our concerted effort to add more post-paid customers within our direct channel and to manage to the right balance between post- and pre-paid customers. While we may be pleased with our ARPU this quarter, and as stated earlier, not pleased with churn for the quarter, I want to reiterate again that we do not manage this business for any one metric or by any one quarter. We take into consideration how all of our metrics measure up and how we can best execute the business as a whole for overall sustained profitability.

                  Let me turn to cash flow: EBITDA for the Mobility business was $803 million in the third quarter, a 53.8% increase over the third quarter of last year. Mobility EBITDA margins, as a percentage of service revenue, increased to 24.8% from 20.8% in the third quarter of last year, a 400 basis point increase. EBITDA margins continue to increase, and this is confirmation that our ability to execute the key drivers involved in producing EBITDA have been successful.

                  We continue to bring off-net roaming onto our network through footprint expansion and targeted service offers. Also, the hard bargain roaming rate reductions are continuing to pay off.

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 13

                  Finally, we continue to cut unnecessary internal cost out of the business. We have limited discretionary spending. More importantly, we have held headcount essentially flat since the end of last year, despite the huge growth in our business as well as the build out of our next generation network.

                  Cost per growth add in the third quarter came in at $330.00, a 7.2% decrease from the prior year's quarter, and comparable to the second quarter of this year's CPGA of $332.00. The drivers behind CPGA continue to be the same. They include continued focus on shifting from indirect to direct channels. At the end of the third quarter, we had 600 stores, of which 27 were opened in that quarter. We estimate we will open even more than that number of stores in the fourth quarter of this year. Additionally, lower handset ...have also impacted CPGA favorably.

                  As a result, despite the fact that we are entering into the heavy marketing and promotion season in the fourth quarter, which usually drives CPGA quite a bit higher, we believe that CPGA for the fourth quarter of this year will increase only slightly.

                  Let's talk about cap-ex now, and I'll update you on our progress. It's pretty straight forward. We're on track with our spending and we're on track with the build out of our next generation GSM GPRS network by being on time and on budget.

                  For the third quarter, capital expenditures from Mobility were $1.1billion. As we have explained in previous calls, roughly 20% of our cap-ex this year have been allocated for the ...down of GSM GPRS, which we will do across markets representing 40% of our covered POPs. The remainder will go primarily towards capacity and quality improvement of our TDMA networks.

                  That implies that we will spend roughly $2 billion in capital for the remainder of the year for the Mobility business. This is consistent with the way we have spread our capital commitments in past years.

                  Let me digress for a moment and spend a few seconds on our New York network. We told you several months ago that we were undertaking a major over haul of the New York network, aimed at enhancing our networks and increasing capacity. This project

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 14



                  consisted of replacing the existing network with an entirely new network on an expandable platform throughout the New York market. Essentially, we rebuilt from the ground up and installed 13 new switches, new radios in over 1,000 cell sites, and a completely new transport infrastructure over the last 18 months.

                  Simultaneous with the success of this project, we are deploying our most aggressive build plan to date in the New York market, activating over 400 new cell sites in 2001 alone. The main goal of our New York network overhaul was to optimize our network performance, and I'm pleased to say that we can report "mission accomplished." With the work we've done, we now meet or exceed industry benchmarks for all the key network performance metrics.

                  What makes this story even more compelling is the fact that at present, the New York network is also at a historical all-time high in terms of carry traffic at these new quality levels. Even on September 11th, when we experienced enormous traffic, and we saw over three times the normal volume, not one single switch in New York was out of service because of heavy volume.

                  Fortunately, as a result of our network program in New York for the past two years, we were able to provide much needed emergency services to agencies responding to the tragedy, not to mention those directly impacted by the disaster. Admittedly, the hard part is still in front of us. There has been a negative perception about our network in New York. We realize that and we will work to change that perception. Our job now is to continue our pursuit of improving our quality of service and to start changing those perceptions of the people that really count--our customers.

                  In conclusion, let me recap. We have had our seventh consecutive quarter of meeting or beating expectations, despite a tough economic environment. We delivered strong net adds and reported excellent revenue growth. While we're not satisfied with our churn, we have a game plan in place and will continue to work at it to bring our churn in line with industry best. Regardless, we were able to grow profitably and expand our margins by 400 basis points from the prior period in the year 2000.

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 15



                  As the largest independent unaffiliated wireless carrier in North America, we offer a strong value proposition to our stakeholders. We are one of richest spectrum portfolios in the industry. We are deploying global standard next generation technology. We are partnered with the world champions of wireless data. And, finally, we are executing rapid and consistent growth within an industry that is poised for continued growth.

                  We will continue to strive to deliver this consistent and exciting growth story during a time of great economic challenge and uncertainty.

                  Let me now turn the call over the Joe McCabe to lead us through the details of the numbers.

J. McCabe         Thank, Mohan.

                  Well, it really has been a busy few months, so before I dive into the financials for the quarter, let me touch on our two announcements from a financial perspective.

                  First, fixed wireless, we are currently in the process of finalizing the financial impact of the plans to exist the fixed wireless business and will have a better indication of the charge in the fourth quarter. Our preliminary estimate of the shutdown cost is approximately $1.3 billion. The asset write-down will be approximately $1 billion of the $1.3 billion, and this will not have a cash impact as we go forward.

                  The wind-down costs will be approximately $300 million, and these will have a cash impact. These are costs for termination of contracts, real-estate obligations, severance, cost to move customers back to the ILECs, cost to continue to run the operations until the customers are moved back to the ILECs. We will fine-tune these estimates in the coming months and book them during the fourth quarter.

                  Now to TeleCorp: John laid out the four criteria for acquisitions. Let me spend some time on the last two criteria: substantial opportunity for value creation; and strong balance sheet maintained. Going a little bit deeper into the business case to help you understand our estimate of the opportunity for creating value. Our conservative case focused on moving TeleCorp's performance

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 16



                  to the current and expected performance of our own markets. We believe this can be done by increasing the penetration that TeleCorp markets by way of: re-branding the markets with AT&T Wireless; introducing AT&T Wireless offers, such as Digital One rate; additional distribution channels (particularly direct business sales); access to our national retail outlet; and lastly we will deploy the next generation network earlier than TeleCorp planned. All of these should move TeleCorp penetration up to the AT&T Wireless levels over time.

                  We also expect to improve the EBITDA margin to the same levels we expect out of our own markets. Besides the increase in penetration, there are areas of cost and expenses that can be improved because of our scale and the elimination of redundancy, particularly, network costs where we can leverage our inter-connect and LD contracts to reduce the cost; roaming costs between the two companies will be eliminated, allowing better national and regional offers; sales and marketing where we can leverage our national retail contracts, our national advertising campaigns, our device costs--all these will help reduce the cost to add and retain customers, and of course the elimination of duplicative expense, especially in corporate functions and back office function. So the foundation of the business case was to move TeleCorp to the same level of performance we are achieving and expect to achieve in our own market. We'll give you further details surrounding the synergies and integration costs as we come closer to closing the deal.

                  Now, let's go a little deeper into the fourth criteria, our ability to maintain a strong balance sheet. We continue to remain committed to maintaining our existing credit rating. Prior to the announcement, we shared with the credit agencies our view of the impact TeleCorp would have on our balance sheet. We should them that even after the transaction we are comfortably within our targeted net debt to EBITDA ratio of 3 to 3.5 times. As you know, the credit agencies after the announcement reaffirmed our mid-Bbb credit rating. So we were able to do this deal and maintain a strong balance sheet.

                  Since the announcement of the transaction, we received a number of questions specifically around the preferred security and the TeleCorp debt. On the preferred security our current plan is to replace these preferred securities with a "like" AWE instrument.

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 17


                  As to their debt, there are three major components of their current outstanding long-term debt: high yield bonds, which is the bulk of the long-term debt; a bank credit facility; and other debt, including Lucent notes and government financing.

                  Obviously, we will take on the existing TeleCorp debt in one form or another once the transaction closes, and our balance sheet gives us lots of options on their debt. For example, we have the flexibility to do any one of the following: We can keep them outstanding at the subsidiary levels under maturity; we can keep the bonds outstanding until the first call dates; or we can make an outright tender offer for the bonds. We are evaluating the economic and operation impacts of these alternatives and will let you know our course of action once we make a decision.

                  Let's move back to AWE's third quarter results and the guidance for the balance of the year. I'll start with the balance sheet as of September 30, 2001.

                  We ended the third quarter with a net/debt position of $1.6 billion. We had a cash position of $4.9 billion, and offsetting that, senior notes of $6.5 billion. Our net/debt increased $1 billion from June 30th. The primary drivers of this change was cash from operations, which was $782 million, offset by the capital expenditures of $1.2 billion, and an increase in our equity investment of approximately $580 million.

                  With that as a backdrop, the operations of the business continue to be fully funded through at least the end of 2002. This includes the funding for our investment into Alaskan ... & Wireless for the next wave spectrum won during the auction. It also takes into consideration the cash impact we are anticipating from the closing of the fixed wireless operation, and includes the additional TeleCorp funding requirements after the close. However, all of this will require us now to access the commercial paper market, which we're prepared to do given our $2.5 billion credit facility that we put in place last February. All other strategic investments are not included, and as we've said in the past small strategic investments will be offset by non-strategic divestment.

                  Moving to our income statement, John and Mohan took you through the details of the revenues and the EBITDA. I'll take your through some of the "below EBITDA" items for the third quarter.

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 18



                  Net income for the quarter was $77 million, and EPS came in at $0.03. This was driven, primarily, by other income, which was a total of $114 million, and an income tax benefit in the quarter totaling $119 million. Other income included a $56 million market-to-market adjustment related to the fair value adjustment associated with the warrants in AT&T Wireless common stock that are held by NTT DoCoMo. The income tax benefit resulted from a decrease in our annual estimated consolidated income tax rate. This decrease resulted from our current estimate of operating income, from adjustments associated with the split-off from AT & T, from income associated with the market-to-market adjustments in the DoCoMo warrant, and increase in losses associated with our equity investment. These two items had an impact of approximately $0.07 on the earnings for the quarter.

                  Let me now turn to the forecast for the remainder of the year, which would be somewhat anti-climatic, since you now have three quarters of results and a confirmation of the full year guidance. Let's start with the Mobility business.

                  For subscribers we've been saying that for the year we'll grow subscribers around 20%. That will take a fourth quarter net add number between 900,000 and 1,000,000. And we're not uncomfortable with estimates that place us in that range. We continue to watch and react to the soft economy and the fourth quarter competitive offers. We are making sure that we have competitive offers in their markets and at the same time we are remaining disciplined in our offers and are not chasing unprofitable customers. End of the day, this will be a record quarter and year of AT&T Wireless.

                  For service revenue growth: We are pleased with our year-to-date revenue growth and average revenue per customer. As Mohan said, these results are due to continued increases in usage and a solid mix of post-paid and pre-paid additions. For the last two quarters, we've been steering you to the lower end of the 30-35% growth range because of the softness in the economy. Based on our year-to-date results, we now anticipate service revenue growth for the full year 2001 to be at the higher end of that 30-35% range.

                  Our target for EBITDA growth continues to be in the mid-60% range, and as John said earlier, we will absorb the cost from the

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 19



                  September 11th tragedy in that guidance. The EBITDA growth continues to be driven by our strong subscriber revenue, improvement in roaming, and improvements in productivity across the business.

                  For Mobility cap-ex, Mohan told you that we're on track against our target of $5 billion. And we'll be able to deploy GSM GPRS in markets representing 40% of our POPs.

                  Before I wrap up, let me spend the last few minutes on net income for the business, which is difficult to estimate because of the volatility in our net equity earnings in other income. But for the fourth quarter we expect our net equity earnings, which include the financial impacts from our investments and our partnership markets, affiliates, and international holdings, to have greater losses--this is typical in the wireless industry--other income, which is primarily driven by interest income on the cash and cash equivalent, and the market-to-market adjustment on the warrants held by DoCoMo. Obviously, the interest income is estimated based on our cash balances, which should be pretty easy. The mark-to-market of the DoCoMo warrant is not easily estimates since it's based on the stock price at the end of the quarter.

                  Income taxes, as previously noted, we recorded a one time tax benefit in the third quarter that arose from re-estimation of our estimated annual tax rate. There may be additional adjustments, both positive or negative, to our tax rate during Q4. Our tax expense associated with income before income tax is a net equity earnings from investment is currently estimated to be approximately 50% for the entire year.

                  As a result, when you consider the lower EBITDA, exclude the other income associated with the DoCoMo warrant, and exclude the impact of the tax benefit in the third quarter, it is probable that the EPS for the quarter will come in at levels lower than this quarter.

                  Looking out to 2002, our 2002 planning efforts are well under way, and we're pulling it together as we speak. As we build our 2002 plan we have our eye on the current economic condition, and at the same time remain optimistic about the wireless industry and its growth prospects. We anticipate laying out those guidance numbers, along with the AWE strategy and an in-depth look at the

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 20



                  business at our yearly analyst meeting in New York, scheduled some time in late-January.

                  Now I'd like to turn it over to Holly for questions and answers.

H. Ash Again joining me for the Q & A are the folks you've already heard from: John, Mohan, and Joe; as well as Greg Slemmins, Lou Schakrin, and Michael Keith.

Moderator         We have John Benchy on line with a question. Please state your question.

J. Benchy         Hi, John Benchy with Lehman Brothers.

                  A question that has to do with sort of the pre-marketing profitability and the cash cost per user: It came in a tad higher than we were estimating. As I look at the revenue growth of 29.3% versus cost of service growth of 35.2%, I was wondering if you could help us understand what's going on there and how that's going to improve going forward.

J. McCabe         John, just a couple of comments on it.  As you said, our
                  cash cost per customer, pre-marketing, came in around $33 for the quarter. Part of that slight pickup is associated with some additional costs that we incurred becoming a stand-alone and separate company, and as we handed out targets for 2002, we expect to continue to drive additional productivity in our business across all functions, which will keep us on the path to competitive margin.

Moderator         We have Steven Yannes on line with a question.

S. Yannes         Hi.  Good quarter.  At risk forfeiting my fundamental
                  question, I really need to know, do you guys have any idea on the 90 million shares that AT & T Corp., what the status is and what the plans are?

J. Zeglis         Steven, not really.  They're not sharing with us there.

S. Yannes         As you get closer or involved in your technology migration, can you give us any color to alleviate any concern on network disruption? Have you learned anything? Have you had any experiences in carving out the spectrum that can ease concerns?

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 21



G. Slemmins       As you can imagine, it's an interesting process to
                  introduce this new, 2.5 G network in amongst an operating 2
                  G network, but we've been very careful about how we apply spectrum and how we carve out spectrum that's currently in use for our 2 G subscribers. John mentioned in he remarks, as did Mohan, about our focus on quality of service and we want to continue to improve the experience for our 2 G customers, and in no way let this 2.5 G deployment have any negative consequence to our existing base of second generation customers. We're being very careful about, and as far as we know there's been no impact.

Coordinator       We have Cindy Motts on line with a question.

C. Motts Congratulations on a nice quarter, but even more so on some of the actions you're taking with the churn, and also the fixed wireless division.

                  Obviously, Mohan, you said churn was up. It looks like it's up at a lot of carriers this quarter. And the recession, you know, with the pre-paid, that's pretty logical I think. You've been traditionally pretty conservative, and I know about the involuntary churn. You were saying that it's still embedded in your base, but given you had negative pre-paid nets this quarter, which is pretty good, and you shut down the WUM, it seems pretty clear, wouldn't you say, that the direction of your churn--would you expect that to be down next quarter from the 3.1%? I know it's hard to predict, but given the actions you've taken, wouldn't you be surprised if it was up next quarter?

                  Then, if you could clarify, what is the bad debt trending at? How has the bad debt been going? Thanks.

M. Gyani Let me answer the two questions, and I'm sure Joe will chime in and correct me. First of all, with respect to churn, as I mentioned to you, we do have more embedded churn in our customer base today than we'd like to see. It is going to take a quarter or two to work its way through. I'm hopeful that we will not see our churn go higher than
                      -------
                  what you saw this quarter. It's a hope I have. Obviously, we are striving to try and bring this down.

                  Longer-term, I'm more comfortable that we will bring this churn in line with the industry best. I have always said, in the past as well, that I don't believe that churn in the low-2% ranges that we saw

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 22



                  there for awhile on occasional quarters is sustainable for the industry as a whole.

                  With respect to bad debt, clearly it is picking up. It is one of the pressure points we have in the business. It is one of the reasons why we are taking a hard look at our credit policies, and making a cognizant decision of going after what we perceive to be good customers.

C. Motts And that's probably a function, I would think, of the economy as well.

M. Gyani Absolutely. No question about it. If you will recall, I have been saying this for a while that this economy was going to ...notwithstanding the events of September 11th, which I think exacerbated it.

Coordinator       Luis Cardajo on line with a question.

L. Cardajo        Good morning, everybody.  Congratulations.  Good quarter.

                  I have a question on the pre-paid product. It would help a lot if you could shed some light for the metric for pre-paid, maybe CPGA, or some ideas where the ARPU is, or what the percentage of your total base it is. This is becoming a much more important element of the story and there is very limited visibility. I'd like to see what else can we get.

J. Zeglis         Louis, it's a very fair question, but as you know, we have not been breaking out the details of any of our rate plans, and will continue to hold to that. I know you'd like to know the pre-paid details, but not today.

                  I know we said in the earlier comments, which is the pre-paid is still low, single-digit percent of our base. In fact, it dropped this quarter.

L. Cardajo        My second question is probably much easier to answer. I just would like to get your views on what are you first impressions on the GPRS plans on the data usage? What are you seeing--on a more qualitative basis? What kind of consumer acceptance are you getting, and how is it doing?

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 23



J. Zeglis         Well, I guess we can all share around this, Luis, as I
                  think I've told some of your colleagues, bit speed, which I repeated are that 40, 50 60 kilobits per second if you use some compression software in your laptop with a card, you're going to feel more like you're getting 100--double the dial-up speed from your home. Anecdotally, when you take a time port and cord it to your laptop and use it as your transceiver for the data,, what we have had is some anecdotal experience that people are sucking a lot of packets through the Earth. It's very popular and the buckets go real fast, so we'll be very attentive to that as we fine tune the pricing structure and roll it out on a broader scale in these new markets.

L. Cardajo        Thank you very much.

Coordinator       We have Harvey Lu on line with a question.

H. Lu             Good morning.  Great numbers.

                  Mohan, you talked about a distribution channel that was a
                  problem.... It sounds like it's targeting some of the things that Sprint's doing with the ASL subscribers. Can you talk about your experience again and maybe perhaps give us a feel for what kind of customers these subscribers are?

M. Gyani Let me respond to that first. No, this was not targeting the same type of customers that Sprint currently is through their "service limiting program." It was a different type of customer. These were customers that were going through our credit policies and checking through it. I'm not at liberty to talk about who it is or what it was, other than to give you the comfort that we have shut it down.

H. Lu Are any of these subscribers still in your base, when you said there is still embedded churn?

M Gyani           Absolutely.  That's exactly what I was referring to.

H. Lu So that's part of it as well as the existing pre-paid under your old plans? ...have to go through?

M. Gyani          That is correct.  Yes.

Coordinator       We have Paul Wahl on line with a question.

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 24



P. Wahl Two really quick, short ones. Can you tell me if pre-paid churn was in the double-digits? Can you give us a sense of that?

                  And also, you said that people are using a lot of packets. What kind of ARPU's are you seeing with it? I know it's pretty early days, but are you thinking there are going to be a lot of people with sticker shock out there?

M. Gyani Let me start with the question on the pre-paid, Paul. We haven't broken it out, but I think if you backed into it, you would not get double-digit churn for pre-paid.

P. Wahl           And on the GPRS ARPU?

J. Zeglis         A little too early, Paul.  The Seattle launch was very
                  limited. I gave you the anecdotes, and we really are ...to extrapolate that to thousands and tens of thousands of users, which is where we're going to go now.

P. Wahl           Thank you very much.

Coordinator       We have Jeff Hines on line with a question.

J. Hines          Jeff Hines, Deutschebank.

                  I know it's early on the GSM GPRS and the four markets out West, but could you give us some more information on the type of subscribers that are signing up for that service? Is it existing AT&T Wireless subs who are going over for the data? And if so, what are telling the subscribers who want to roam about future plans for GSM GPRS?

M. Gyani I notice there's a lot of interest and curiosity on this subject, and believe me, it is just way too early right now for us to be able to give you any meaningful information or trends. Limited launch in Seattle earlier on, we just expanded now into a few other markets, and you know and we know that the power of the network will grow exponentially as the network gets built out. Realistically, from my vantage-point, this is somewhere in the second half of next year that you start seeing some real traction in terms of customers coming on board.

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 25



J. Zeglis         Jeff, we really ought to manage expectations.  I'm the one telling anecdotes here, and they just those--anecdotes. By necessity, what we'll be doing is putting these phones in the hands of people who have heavy local calling needs, voice, and some data intense needs. As soon as we get the gate phone, the TDMA GSM dual-mode phone, which we still expect to be in the early part of next year, then we'll be able to give some national voice packages that don't hurt us so badly because we'll have our TDMA footprint for them to roam on.

                  That's the plan anyway. We also will have some more GSM roaming as soon as we finish our major GSM roaming contracts, one of which is done and we'll be out with pretty soon.

J. Hines Great. Thank you. Nice job on the G & A reduction on the quarter.

Coordinator       We have Thomas Lee on line with a question.

T. Lee            It's Tom Lee from JP Morgan.

                  I would actually like a commentary from you about the wireless market in general, and your guess for what credit quality of the incremental customers looks like in '02. Let's assume that we exit a recession the second half.

                  And on top of that, just as it correlates, is it fair to kind of forecast that, if you're pretty happy with this enhanced pre-paid platform that as a percent of gross adds. Cause it looks like maybe only double-digit percent of growth adds were pre-paid in the quarter that you may actually start to see an expanded percent of your growth adds through pre-paid in '02?

M. Gyani Why don't I start this off and others can chime in. Let's take your last question. Can you expect to see our enhanced pre-paid become a larger piece of our customer base as we go forward. Let me reiterate: We like out enhanced pre-paid program. We like it a lot better than the old ones we had, and we think it gives our customers a lot more functionality than the old ones had. Having said that, I don't think we're out of the woods yet in terms of knowing whether we have a winner on our hands or not. In fact, as I said in my prepared remarks, "the jury is still out." I'm going to keep watching this. And what you can count on from us is just as

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 26



                  you've seen us do with other programs. If it doesn't make the cut, we will shut it down. We're not going to keep chasing bad customers, or customers that don't bring on positive MPV for us.

                  So, too early to tell. We'll keep watching it. And the other thing, of course, is we're going to keep it balanced. I know we had a quarter a few quarters ago where people were concerned we had so many pre-paid customers coming on, and you've seen we've brought it back into balance. That's why it's hard. And I would urge you all to the extent you can not to interpolate the results of any one quarter into a longer-term trend. We'll balance each quarter as we go forward.

                  Credit quality of incremental customers: I think this is one of the more challenging things for us as an industry. We have tried our service limiting program out there, and we know others are doing it. We have found it not to work the way we would like to see it work. We shut it down. We'll wait and see what happens with others who are trying it out there. But we all know that if we're going to get to these 70% penetration levels that we all project out there, between pre-paid and something like that, as an industry, we're going to have to figure out how to get there. Because otherwise we will run into the credit challenged incremental customer, and I don't know any other way to bring them on board right now.

T. Lee            Thanks, guys.

Coordinator       We have Todd Resmeyer on line with a question.

T. Resmeyer       Good morning.  If you meet your guidance for the fourth
                  quarter, which I have no doubt that you will, it looks like for full year 2001 versus full year 2000 you'll have an EBITDA margin improvement of almost 500 basis points.
                  Could you break out how much of that 500 basis points was because of cost improvements in the cellular business versus your PCS markets turning EBITDA positive? And could we expect another 500 basis points in 2002?

J. McCabe         Actually, if you've been following us, and I know you have, we stopped breaking out the 850 market from the 1900 market. The prime reason for that is we don't run them differently, and it becomes arbitrary on how we allocate the cost between them. And so, this year we stopped breaking it apart. So, you can just take a

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 27



                  look at our overall results and get a good idea of where the margin improvements are coming.

                  As far as the improvement for the 2002, as I said, we'll give you much better guidance come January. We still stand to the earlier statements that we've made that out of our 850 market, you could expect us to move to competitive benchmarks by the end of 2002 and that over a period of time as the 1900 market mature they should be basically at that same level. So, you'll get much more detail come early January when we talk about the 2002.

M. Gyani Todd, I can't help but feel that our CFO put you up to this question. I want to assure you we don't have the fourth quarter in the bag at all.  ....

Coordinator       We have Charles Golden on line with a question.

C. Golden         You mentioned the possibility of using the WCS spectrum that was currently being used by the fixed wireless group for potential mobility solutions in the future. I'm curious about what your time frame is on that, and if you would also look at unlocking the value in those licenses by selling those off to another holder?

J. Zeglis         Charles, a couple things: Number one, it's just in an
                  exploratory stage right now. We had this assigned elsewhere. Now we're looking at it for other uses. Number two, it may or may not be mobility. This may be the youthful ...for some, especially down linked, heavy data transport, but we don't know exactly yet. Thirdly, yes, this is for sale. This is not strategic, given the heavy spectrum portfolio we already have and the expectation that we'll have access to that next wave spectrum when the settlement is finally concluded. I don't want to mislead anybody. This is only exploratory. Licenses to use the air have turned out to be very valuable in this country and in this industry. We're going to do just a little bit of looking at whether or not it is useful for data transport, mobile or otherwise, and we will entertain fair offers for it if someone comes round.

Coordinator       We have Michael Rollins on line with a question.

M. Rollins        Good morning.  Congratulations.

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 28



                  I had a clarification and then a question. On John's question, I think it was the first question on the jump in cost of service, I was looking at that relative to a sequential decline in G & A, and I was wondering if there was shift of where the expenses were reported. And as for my question, I was curious more on the distribution side. As industry growth adds slow if you're seeing the attitude of indirect retailers start to shift and try to focus on fewer carriers that they're carrying in their stores, I'm just trying to get a little more profitability for each carrier.

J. Zeglis         Just to your first question, Michael, no we did not have
                  any shift in the expense within the income statement, but the add on for the sequential change in cash cost per customer, it really was in two other areas. It was in higher network cost tied to the minutes of use of our customers; and as Mohan talked about earlier, the bad debt associated with our involuntary churn. So, no change in "the display of our results."

M. Gyani Michael, good question on distribution. I think that's exactly why we are so focused on making sure that we have a balanced distribution mix out there that counts on not only our own stores but national retail as well as dealer agents and also our e-Commerce sites or direct mail sites. So, we're trying to be very balanced in this.

                  I know there have been some recent stories out there about ...national retailers trying to narrow back the number of carriers they're willing to carry. We intend to continue to stay competitive. We don't intend to overpay relative to what our other distribution challenge mixes might be. And sometimes it's not just a matter of price; it's they also are looking at who can best support their needs logistically. And that is something that we at AT&T Wireless, we believe, we do very, very well, which is the logistical support.

Coordinator       Our last question comes from Kevin Rowe.

L. Geemay         It's Lucas Geemay for Kevin Rowe.  Good quarter, guys.  I
                  just have a question on when you expect to see material shipments of gate phones, and any ideas on positioning and pricing of those at the moment?

J. Zeglis         We're still saying early next year. First of all, we aren't going

                                                          AT&T WIRELESS EARNINGS
                                                                 CONFERENCE CALL
                                                                Host: Joan Brown
                                                 October 23, 2001/10:00 a.m. CDT
                                                                         Page 29



                  to do price points ahead of their introduction. But these aren't going to be radically different from the basic phone and basic device choices that you could already have out there in the marketplace.

Coordinator       Ms. Ash, please go ahead.

H. Ash Thank you. At this point, I would like to add that in our continuing effort to update everybody on our technology path and progression, we will hold a conference call on Tuesday, November 13th, with Rod Nelson, our CTO. Rod will give a presentation on our technology strategy, and we will open it up for Q & A afterwards. Further information regarding this call will be released shortly.

                  You can access a replay of today's call on the Wireless Group Investor Relations Web Site at att.com/wirelessir, or by dialing the following numbers, starting at 7:00 p.m. ET today:
                  US/International phone number is 320-365-3844, and the access code is 607778. As always, if you have additional questions or you need further information, please feel free to call me or the other members of the Investor Relations Team at 425-580-1652. Thank you.

Coordinator       Ladies and gentlemen, this conference has now ended.  You may all disconnect.

The foregoing transcript contains "forward-looking statements," which are based on management's beliefs, as well as on a number of assumptions made by management concerning future events and information currently available to management. Investors and security holders are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T Wireless' control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see the company's filings with the Securities and Exchange Commission ("SEC"). AT&T Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results of the company.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by AT&T Wireless and TeleCorp with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from AT&T Wireless, by directing a request to 7277 164th Avenue NE, Building 1, Redmond, Washington 98052, Attn: Investor Relations, or from TeleCorp, by directing a request to 1010 N. Glebe Road, Suite 800, Arlington, VA 22201, Attn: Investor Relations.

TeleCorp and its officers and directors may be deemed to be participants in the solicitation of proxies from TeleCorp's shareholders with respect to these transactions. Information regarding such officers and directors is included in TeleCorp's proxy statement for its 2001 annual meeting of shareholders filed with the SEC on April 20, 2001. This document is available free of charge at the SEC's web site at www.sec.gov or from TeleCorp as described above.